Points International Ltd. to Present at the Merriman Curhan Ford’s Investor Summit

TORONTO, September 11, 2008, Points International Ltd. (TSX: PTS; OTCBB: PTSEF), the world’s leading loyalty reward solutions provider and owner of the Points.com portal, today announced that management will present to the investment community at the Merriman Curhan Ford’s Investor Summit on Tuesday, September 16, 2008 at 11:45 a.m. Pacific Time. The conference will be held at the Mark Hopkins InterContinental Hotel in San Francisco, California.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group’s TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Consumer Website: www.points.com
Corporate Website: www.pointsinternational.com

CONTACT:

Anthony Lam, CA, CFO	Alex Wellins or Brinlea Johnson
Points International Ltd.	The Blueshirt Group
(416) 596-6382	(415) 217-7722
anthony.lam@points.com	alex@blueshirtgroup.com